UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number: 001-14837
Quicksilver Resources Inc. 401(k) Plan
(Full title of the plan)
Quicksilver Resources Inc.
777 West Rosedale St.
Fort Worth, Texas 76104
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Quicksilver Resources Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ WHITLEY PENN LLP
Fort Worth, Texas
June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
Quicksilver Resources Inc. 401(k) Plan
Fort Worth, Texas
We have audited the accompanying statement of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Fort Worth, Texas
June 26, 2008

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS

Investments at fair value	$10,664,502	$20,714,352

Receivables:
Employer contributions	1,128,218	839,947
Employee contributions	1,000	52,461

Total assets	11,793,720	21,606,760

LIABILITIES

Excess contributions payable to participants (Note 7)	(963)	—

Net assets available for benefits at fair value	11,792,757	21,606,760

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	87,629	15,071

NET ASSETS AVAILABLE FOR BENEFITS	$11,880,386	$21,621,831

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Investment returns (losses) and contributions:
Net depreciation in fair value of investments (Note 3)	$(12,342,248)
Interest and dividend income	303,318
Employee contributions	2,671,724
Employer contributions	2,091,551

Total investment returns (losses) and contributions	(7,275,655)

Deductions:
Distributions to participants	2,459,800
Administrative expenses	5,990

Total deductions	2,465,790

Net decrease in net assets available for benefits	(9,741,445)

Net assets available for benefits, January 1, 2008	21,621,831

Net assets available for benefits, December 31, 2008	$11,880,386

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008
1.	DESCRIPTION OF PLAN

The following description of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) provides only general information. The terms of the Plan are more fully described in the Plan document and the Plan’s summary plan description, which are available to each participant.

General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to provide the U.S. employees of Quicksilver Resources Inc. (“the Company”) with benefits upon retirement, disability, death or other termination of employment.

Participation – U.S. employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first payroll period following 90 days of employment. Effective January 1, 2009, the participation rules were eased to remove this 90-day service requirement.

Contributions – Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Service (which was $15,500 for 2008) and direct their contributions among 13 investment options (12 options in 2007). Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Internal Revenue Code (the “Code”) and Treasury Regulations, an eligible employee may make a qualified rollover contribution into the Plan. The Plan also permits participants who are age 50 or older by the end of the calendar year to make additional “catch-up” contributions. In 2008, catch-up contributions were limited to $5,000. Effective January 1, 2009, eligible participants are automatically enrolled in the Plan and are deemed to have elected to contribute 4% of compensation to the Plan (unless the participant elects a different percentage or elects to not participate).

The Company matches 100% of employee contributions up to 4% of eligible compensation. The Company made matching employer contributions of $1.1 million for 2008 which are included in employer contributions on the accompanying financial statements.

The Company also makes non-elective contributions, currently set at 3% of eligible compensation, to the Plan each year for eligible Plan participants. Participants are generally eligible to share in the non-elective contributions for a Plan year if they are at least 21 years of age, have completed at least one year of service with the Company and at least 1,000 hours of service during the Plan year, and are still employed by the Company as of the last day of the Plan year. The Company made non-elective contributions of $1.1 million for 2008.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting – Active participants become 20% vested in non-elective contributions provided by the Company after one year of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after five years of service or upon death, retirement, or disability while employed. Participant contributions, matching employer contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested Company contributions and earnings thereon. Effective May 2008, the Board of Directors of the Company approved an amendment to the Plan that provides for all future forfeitures to be applied to pay administrative expenses of the Plan or to reduce employer contributions. Prior thereto, forfeited amounts were generally used to pay administrative expenses of the Plan, with the remainder allocated to eligible Plan participants. There were $1,000 in forfeitures of nonvested Company contributions allocated to participants’ accounts during 2008.

Participant Loans – Loans are available to all participants and are made at the sole discretion of the Plan Administrator. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not exceed the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% at the time of loan funding. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan. Interest rates for current outstanding loans range from 5% to 10.25%. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments for required minimum distributions). Payment may be deferred until age 70-1/2 if the participant’s vested account balance exceeds $1,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits – Benefits to participants are recorded when paid.

Expenses – The Company pays substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.

Investments – Securities held by the Plan are valued at fair value with the increase or decrease in the value of securities held, plus any net income or loss, allocated to the participants’ accounts. The fair value of mutual funds is based on quoted market prices. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Investments in the Quicksilver Resources Inc. Unitized Stock Fund (“Unitized Fund”) are indirect investments in common stock of Quicksilver Resources Inc. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds. The Unitized Fund represents approximately 23% and 47% of the net assets available for benefits of the Plan as of December 31, 2008 and 2007, respectively. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value. The Gartmore Morley Stable Value Fund is a stable value fund that is a common collective investment trust fund designed for retirement trusts. The fund may invest in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Excess Contributions Payable – The Plan is required to return to the affected participants their contributions received during the Plan year for amounts in excess of the Internal Revenue Code limits.

Investment Valuation and Income – The investments of the Plan are stated at fair value as of the end of the Plan year and are subject to market or credit risks customarily associated with equity and debt investments. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements,” which become effective and was adopted by the Plan on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. For information related to the Plan’s valuation methodologies under SFAS 157, see Note 4 of these financial statements. Adoption of SFAS 157 had no effect on the amounts recorded in the Plan’s financial statements.

3.	INVESTMENTS

The Plan currently offers indirect investments in Quicksilver Resources Inc. stock through the Unitized Fund, a common collective trust fund (the Gartmore Morley Stable Value Fund), and eleven mutual funds as investment options. Participants may designate a percentage of such contributions to be invested pursuant to each option. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. The fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007, are as follows:

	2008	2007
American Beacon Large Cap Value Plan Fund	$890,692	N/A
Columbia Large Cap Index Z Fund	646,231	N/A
Dodge & Cox International Stock Fund	607,926	$1,166,963
Franklin Balance Sheet Investment A Fund	662,752	1,498,647
Loomis Sayles Investment Grade Bond Y Fund	1,522,530	1,433,830
Quicksilver Resources Inc. Unitized Stock Fund	2,720,266	10,102,365
Gartmore Morley Stable Value Fund	1,604,047	1,882,785
During the year ended December 31, 2008, the fair value of the Plan’s investments (depreciated) appreciated as follows:

Mutual Funds	$(3,360,912)
Common Collective Investment Trust Fund	76,322
Quicksilver Resources Inc. Unitized Stock Fund	(9,057,658)

$(12,342,248)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
4.	FAIR VALUE MEASUREMENTS

By adopting SFAS 157, more fully described in Note 2, the Plan must:
•	Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establish a framework for measuring fair value;

•	Establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminate large position discounts for financial instruments quoted in active markets; and

•	Expand disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity.

Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following is a description of the general classification of such instruments pursuant to the valuation hierarchy.
Quicksilver Resources Inc. Unitized Stock Fund
This Unitized Fund is valued at the closing price of the Quicksilver Resources Inc. common stock reported on the major market on which the individual security is traded as adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds. The Unitized Fund is classified within Level 1 of the valuation hierarchy.
Common collective investment trust funds
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and is classified within Level 2 of the valuation hierarchy.
Registered investment companies (mutual funds)
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) of the respective investment company. The NAV is a quoted price in a market and is classified within Level 1 of the valuation hierarchy.

Participant Loans
Participant loans are valued at cost which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008. The Plan has no assets classified within Level 3 of the valuation hierarchy.

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Quicksilver Resources Inc. Unitized Stock Fund	$2,720,266	$—	$—	$2,720,266
Mutual Funds	5,784,369	—	—	5,784,369
Common Collective Investment Trust Fund	—	1,604,047	—	1,604,047
Participant Loans	—	546,247	—	546,247
Cash	9,573	—	—	9,573

Total Assets at Fair Value	$8,514,208	$2,150,294	$—	$10,664,502

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan previously was a prototype document that received a favorable opinion letter dated June 20, 2002, in which the Internal Revenue Service stated that the prototype document, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended. In February 2008, the Company requested a favorable determination letter for the Plan to the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXCESS CONTRIBUTIONS AND DISTRIBUTIONS PAYABLE

As a result of discrimination tests completed by the Plan administrator, there were excess contributions made by participants totaling $963 as of December 31, 2008. There were no contributions payable to participants by the Plan at December 31, 2007.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of nets assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for benefits per the financial statements	$21,621,831
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,071)

Net assets available for benefits per the Form 5500	$21,606,760

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
EIN 75-2756163
Plan #001

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value
*	Cash, non-interest bearing	Cash, non-interest bearing	$9,573

	American Beacon Large Cap Value Plan Fund	Registered Investment Company	890,692

	Baron Growth Fund	Registered Investment Company	54,715

	Columbia Acorn Z Fund	Registered Investment Company	175,208

	Columbia Large Cap Index Z Fund	Registered Investment Company	646,231

	Dodge & Cox International Stock Fund	Registered Investment Company	607,926

	Franklin Balance Sheet Investment A Fund	Registered Investment Company	662,752

	Janus Mid Cap Value Investor Fund	Registered Investment Company	14,768

	Janus Overseas Fund	Registered Investment Company	376,561

	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company	1,522,530

	Tamarack Micro Cap Value S Fund	Registered Investment Company	281,006

	Transamerica Premier Equity Inv Fund	Registered Investment Company	551,980

	Gartmore Morley Stable Value Fund	Common Collective Investment Trust Fund	1,604,047

*	Quicksilver Resources Inc. Unitized Stock Fund	Company Stock	2,720,266

*	Participant loans	Interest rates of 5.00% to 10.25%, maturing through December 25, 2013	546,247

			$10,664,502

*	Represents a party-in-interest, as defined by ERISA.

Note: Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

     EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

*23.2	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Quicksilver Resources Inc. 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 29, 2009

401(k) Plan Administrative and Investment Committee

By:	/s/ Anne D. Self
Anne D. Self, Chair of the
401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

*23.2	Consent of Independent Registered Public Accounting Firm

*	Filed herewith